

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2023

Siyu Yang
Chief Executive Officer
Baiya International Group Inc.
Yifang Capital Industrial Park
No. 33 Pingshan Industrial Road, Building A, 16F
Tangxia, Dongguan, Guangdong, China

      Re: Baiya International Group Inc.
           Amendment No. 1 to Draft Registration Statement on Form F-1
           Submitted December 28, 2022
           CIK No. 0001944712

Dear Siyu Yang:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement Amendment submitted December 28, 2022

Use of Proceeds, page 69

1.   We note your disclosure that you plan "to utilize 40% of the remaining offering proceeds to pursue suitable opportunities for business growth and expansion within the industry." If this includes pursuing acquisition opportunities, expand your disclosure to fully discuss your acquisition strategy, including the factors that you will consider in deciding whether or not to acquire a business. Please also revise to indicate any acquisition that are currently under consideration and describe them or, if none are currently under consideration, please state this.

Capitalization, page 71

2. The second bullet on page 71 portrays the 10,000,000 Ordinary Shares after giving effect
    to the issuance of an additional 9,900,000 Ordinary Shares, approved by the board of
    director of Baiya on December 15,2022, at $0.0001 par value, on a pro forma basis.
    However, the financial statements in the filing present the 10,000,000 shares
    retrospectively on an actual basis. Please revise or advise. Additionally, the last
    paragraph on page 71 refers to "pro forma as adjusted" information, but there is no
    column that corresponds to this designation.   Please revise as appropriate or advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 77

3. In several places, you cite the impact of increased labor costs on your results. Please
    discuss the reason for the increased labor costs, and your expectations of this trend
    increasing and the impact on your future results. Refer to Item 5.D of Form 20-F.

Licenses and Permits, page 117

4. We note your revised disclosure in response to comment 12. In the second paragraph of
    this section, you disclose that "Our PRC legal counsel, Jingtian & Gongcheng, has advised
    that as of the date of this prospectus, except for the foregoing, we have obtained all
    requisite licenses, permits, approvals and certificates from the relevant government
    authorities that are material for our, the VIE's and the PRC operating entities' business
    operations in the PRC [emphasis added]." Please remove the materiality qualifier from
    this disclosure.

Notes to the Consolidated Financial Statements
2. Significant Accounting Policies and Estimates
Revenue Recognition, page F-18

5. We note your response to comment 13 and reissue comment in part. Please further
    explain the arrangement you have with the 3rd party labor companies. Discuss whether
    you have any obligation to the 3rd party labor companies if the labor candidates provided
    were not selected by any of your customers. Also discuss if the labor is selected but needs
    vocation training, do the 3rd party labor companies have any obligation to provide any
    services.

    You may contact Nasreen Mohammed at 202-551-3773 or Doug Jones at 202-551- 3309
if you have questions regarding comments on the financial statements and related
matters. Please contact Scott Anderegg at 202-551-3342 or Dietrich King at 202-551-8071 with
any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services